

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Hector Ruiz
General Counsel
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

 Re: Canoo Inc.
 CIK 0001750153
 Form S-3 filed May 10, 2022
 File No. 333-264842

Dear Mr. Ruiz:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Alex King at 202-551-8631 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: Robert Goedert